[LETTERHEAD OF AXA]

November 27, 2006

BY EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
United States

RE: Comment Letter - AXA Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2005 (“2005 Form 20-F”); File No. 001-14410

Dear Mr. Rosenberg,

We acknowledge receipt of your comment letter dated November 21, 2006 relating to AXA’s 2005 Form 20-F.

As discussed with Joseph Roesler of the Staff, we submit this letter as confirmation that we intend to respond to your comments on or before December 22, 2006.

Please do not hesitate to contact me directly on +33 1 40 75 7275 or by e-mail at georges.stansfield@axa.com if you have any questions or if I can be of any further assistance.

Yours sincerely, /s/ George H. Stansfield Senior Vice President and Group General Counsel